                                                                   EXHIBIT (C)-1


================================================================================

                          AGREEMENT AND PLAN OF MERGER
                          DATED AS OF AUGUST 14, 1997
                                     AMONG
                               MEDPARTNERS, INC.,
                           TALMED MERGER CORPORATION
                                      AND
                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION

================================================================================

                               TABLE OF CONTENTS


                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                               MEDPARTNERS, INC.,
                           TALMED MERGER CORPORATION
                                      AND
                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION


                                                                                                           Page
                                                                                                           ----
Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Recitals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1


Section 1.       The Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
         1.1     The Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
         1.2     Company Actions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3
         1.3     Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

Section 2.       The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         2.1     The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         2.2     The Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         2.3     Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5
         2.4     Effect of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

Section 3.       Effect of the Merger on the Capital Stock of the Constituent Corporations; Merger
                 Consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
         3.1     Effect on Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
         3.2     Payment of Merger Consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
         3.3     Certificate of Incorporation of Surviving Corporation  . . . . . . . . . . . . . . . . .    8
         3.4     By-laws of Surviving Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
         3.5     Directors and Officers of Surviving Corporation  . . . . . . . . . . . . . . . . . . . .    8

Section 4.       Representations and Warranties of the Company  . . . . . . . . . . . . . . . . . . . . .    9
         4.1     Organization, Existence and Good Standing  . . . . . . . . . . . . . . . . . . . . . . .    9
         4.2     Company Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
         4.3     Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
         4.4     Foreign Qualifications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
         4.5     Power and Authority  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
         4.6     SEC Filings; Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

         4.7     Contracts, etc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
         4.8     Properties and Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
         4.9     Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
         4.10    Subsequent Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
         4.11    Accounts Receivable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         4.12    Tax Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
         4.13    Employee Benefit Plans; Employment Matters . . . . . . . . . . . . . . . . . . . . . . .   15
         4.14    Compliance with Laws in General  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         4.15    Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
         4.16    Commissions and Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
         4.17    No Untrue Representations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
         4.18    Amendment of Rights Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
         4.19    14D-1 Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17

Section 5.       Representations and Warranties of the Parent and the Subsidiary  . . . . . . . . . . . .   18
         5.1     Organization, Existence and Good Standing of the Parent and Subsidiary . . . . . . . . .   18
         5.2     Power and Authority; Non-Contravention . . . . . . . . . . . . . . . . . . . . . . . . .   18
         5.3     Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.4     No Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.5     Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.6     No Contracts or Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.7     Available Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.8     The Parent to Cause Subsidiary to Perform  . . . . . . . . . . . . . . . . . . . . . . .   19
         5.9     Other Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.10    14D-9 Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
         5.11    Company Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19

Section 6.       Access to Information and Documents  . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         6.1     Access to Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         6.2     Return of Records  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         6.3     Effect of Access . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20

Section 7.       Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         7.1     Preservation of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         7.2     Material Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
         7.3     Exemption from State Takeover Laws . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
         7.4     Public Disclosures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.5     Resignation of Company Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.6     Notice of Subsequent Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.7     No Solicitations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.8     Other Actions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
         7.9     Cooperation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         7.10    Additional Agreements Regarding Benefit Plans  . . . . . . . . . . . . . . . . . . . . .   23
         7.11    Physician Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25

         7.12    Indemnification and Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         7.13    Antitrust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
         7.14    Share Repurchase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26

Section 8.       Termination, Amendment and Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
         8.1     Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
         8.2     Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         8.3     Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         8.4     Extension; Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         8.5     Procedure for Termination, Amendment, Extension or Waiver  . . . . . . . . . . . . . . .   27
         8.6     Termination Fee; Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28

Section 9.       Conditions to the Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
         9.1     Mutual Conditions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28

Section 10.      Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
         10.1    Nonsurvival of Representations and Warranties  . . . . . . . . . . . . . . . . . . . . .   29
         10.2    Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
         10.3    Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         10.4    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         10.5    Knowledge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         10.6    Material Adverse Change or Material Adverse Effect . . . . . . . . . . . . . . . . . . .   30
         10.7    Hazardous Materials  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         10.8    Environmental Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         10.9    Captions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         10.10   Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         10.11   Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         10.12   Binding Effect . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         10.13   No Rule of Construction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31

Exhibit 1.1      Conditions of the Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
Exhibit 7.11     Nontransferable Warrant Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . .  B-1

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER, dated as of August 14, 1997 (the "Agreement"), among MEDPARTNERS, INC., a Delaware corporation (the "Parent"), TALMED MERGER CORPORATION, a Delaware corporation (the "Subsidiary"), and TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, the respective Boards of Directors of the Parent, the Company and the Subsidiary have each determined that it is in the best interests of their respective stockholders for the Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, in furtherance of such acquisition, the Parent proposes to cause the Subsidiary to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to purchase all the outstanding shares of Common Stock, par value $.01 per share, of the Company and associated Rights, as defined in Section 4.2 ("Company Common Stock" or "Company Shares"), at a purchase price of US$63.00 per share (such amount, or any greater amount to be paid per share of Company Common Stock in the Offer, being referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Agreement and in the Offer; and the Board of Directors of the Company has unanimously approved the Offer and is recommending that the Company's stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer;

         WHEREAS, in furtherance of such acquisition, the respective Boards of Directors of the Parent, the Company and the Subsidiary have approved the merger of the Subsidiary with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), whereby each share of Company Common Stock, other than shares owned directly or indirectly by the Parent or by the Company and other than Dissenting Shares (as defined in Section 3.1(d)), will be converted into the right to receive the Per Share Amount; and

         WHEREAS, each of the Parent, the Subsidiary and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and also to prescribe various conditions to the Offer.

         NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

SECTION 1.       THE OFFER

         1.1 The Offer. (a) Subject to the provisions of this Agreement, as promptly as practicable, but in no event later than five business days after the date of the public announcement of this Agreement, the Subsidiary shall, and the Parent shall cause the Subsidiary to, commence the Offer. The obligation of the Subsidiary to, and of the Parent to cause the Subsidiary to, commence the Offer and accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer shall be subject to the conditions set forth in Exhibit 1.1 (any and all of which may, except as limited by the following sentence, be waived in whole or in part by the Subsidiary in its sole discretion), and to the terms and conditions of this Agreement. The Subsidiary expressly reserves the right to modify the terms and conditions of the Offer, except that, without the prior written consent of the Company or as expressly permitted by this Agreement, the Subsidiary shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Per Share Amount, (iii) modify or add to the conditions set forth in Exhibit 1.1, (iv) allow the Offer to expire prior to September 19, 1997; (v) except as provided in the following sentence, extend the term of the Offer, (vi) change the form of consideration payable in the Offer or (vii) make any other modifications that are otherwise materially adverse to holders of Company Common Stock. Notwithstanding the foregoing, the Subsidiary may, without the consent of the Company, (A) extend the term of the Offer on one or more occasions beyond any scheduled expiration date of the Offer if, at any such scheduled expiration date, any of the conditions to the Subsidiary's obligation to accept for payment, and pay for, shares of Company Common Stock tendered pursuant to the Offer shall not have been satisfied or waived (provided, however, that the Subsidiary may not extend the Offer under this subsection (A) for a total of more than 60 days from the commencement of the Offer), (B) extend the Offer for a period not to exceed 10 business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, if, immediately prior to that expiration date (as it may be extended), the Company Shares validly tendered and not withdrawn pursuant to the Offer equal more than 75% but less than 90% of the outstanding Company Shares, and (C) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer or any other applicable law.

         (b) The Per Share Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of the Offer and this Agreement, the Subsidiary shall, and the Parent shall cause the Subsidiary to, pay for all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer.
The Parent shall provide or cause to be provided to the Subsidiary on a timely basis the funds necessary to pay for any shares of Company Common Stock that the Subsidiary becomes obligated to accept for payment, and pay for, pursuant to the Offer or this Agreement.

         (c) On the date of commencement of the Offer, the Parent and the Subsidiary shall file with the SEC a Tender Offer Statement on Schedule 14D-1 with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule 14D-1 and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents"). The Parent and the Subsidiary agree that the Offer Documents shall comply as to form in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder and, on the date filed with the SEC and when first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Parent or the Subsidiary with respect to information supplied by the Company for inclusion in the Offer Documents or incorporated therein by reference to any statement, report or other document filed by or on behalf of the Company with the SEC. Each of the Parent, the Subsidiary and the Company agrees to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of the Parent and the Subsidiary further agrees to take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given reasonable opportunity to review and comment upon the Offer Documents and all amendments and supplements thereto prior to their filing with the SEC or dissemination to stockholders of the Company. The Parent and the Subsidiary agree to provide the Company and its counsel any comments the Parent, the Subsidiary or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel an opportunity to participate in the response of the Parent and/or the Subsidiary to such comments.

        1.2 Company Actions. (a) The Company hereby approves of and consents to the Offer and represents that the Board of Directors of the Company, at a meeting duly called and held, has by unanimous vote of those present adopted resolutions (i) approving this Agreement, the Offer and the Merger, (ii) determining that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, and (iii) recommending that the Company's stockholders accept the Offer, tender their shares pursuant to the Offer and approve this Agreement. Subject to the fiduciary duties of the Board under applicable law as advised by independent counsel (which may be the Company's regularly engaged outside counsel) ("Independent Counsel"), the Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board described in the immediately preceding sentence.
The Company has been advised by each of its directors and executive officers that, subject to their fiduciary and contractual obligations, they intend to tender all shares of Company Common Stock beneficially owned by them to the Subsidiary pursuant to the Offer, unless to do so would potentially subject them to short-swing liability under Section 16 of the Exchange Act.

         (b) On the date the Offer Documents are filed with the SEC, or as soon thereafter as is practicable, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the "Schedule 14D-9") containing, subject to the fiduciary duties of the Board under applicable law as advised by Independent Counsel, the recommendation described in Section 1.2(a) and shall mail the Schedule 14D-9 to the stockholders of the Company. The Company agrees that the Schedule 14D-9 shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and, on the date filed with the SEC and when first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by the Parent or the Subsidiary for inclusion in the
Schedule 14D-9. Each of the Company, the Parent and the Subsidiary agrees to correct promptly any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the
Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company's stockholders, in each case as and to the extent required by applicable federal securities laws. The Parent and its counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and all amendments and supplements thereto prior to their filing with the SEC or dissemination to stockholders of the Company. The Company agrees to provide the Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide the Parent and its counsel an opportunity to participate in the response of the Company to such comments.

         (c) In connection with the Offer, the Company shall cause its transfer agent to furnish the Subsidiary promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the most recent practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to the Subsidiary such information and assistance (including updated lists of stockholders, security position listings and computer files) as the Parent may reasonably request in communicating the Offer to the Company's stockholders. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, the Parent and the Subsidiary shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, will, upon request, deliver to the Company all copies of such information then in their possession or control.

         1.3 Directors. (a) Promptly upon the purchase of Company Shares by the Subsidiary pursuant to the Offer, seven of the Company's nine directors will resign, and the Parent shall designate three replacements for appointment or election to the Company's Board of Directors. The Company shall, upon request of the Subsidiary, use its best efforts promptly to cause the Parent's designees to be so appointed or elected. The remaining two directors (and any successors appointed or elected before the Effective Time, as defined in
Section 2.3 below,
which successors shall not be affiliated with the Parent) are referred to as the "Original Directors." The Company shall promptly take all actions required by Section 14(f) of the Exchange Act and related Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders the required information (or, at the Parent's request, furnishing such information to the Parent for inclusion in the Offer Documents initially filed with the SEC and distributed to the stockholders of the Company) as is necessary to enable the Parent's designees to be elected to the Company's Board of Directors. The Parent or the Subsidiary will supply the Company in writing, and be solely responsible for, any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1 as is necessary in connection with the appointment of any of the Parent's designees under Section 1.3(a).

         (b) Once the Parent's designees constitute a majority of the Company's Board of Directors, any amendment of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of the Parent or the Subsidiary hereunder, any waiver of any condition or any of the Company's rights hereunder or other action by the Company hereunder may be effected only by the joint action of the Original Directors.


SECTION 2.       THE MERGER

         2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, the Subsidiary shall be merged with and into the Company at the Effective Time (as defined in Section 2.3). Following the Effective Time, the separate corporate existence of the Subsidiary shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") as a business corporation incorporated under the laws of the State of Delaware under a name to be designated by the Parent and shall succeed to and assume all the rights and obligations of the Subsidiary and the Company in accordance with the DGCL.

         2.2 The Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. Central Time on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Section 9.1, at the offices of Haskell Slaughter & Young, L.L.C., Birmingham, Alabama, unless another date or place is agreed to in writing by the parties hereto.

         2.3 Effective Time. Subject to the provisions of this Agreement, the Company and the Subsidiary shall file a Certificate of Merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL to effect the Merger on the Closing Date. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as the Parent, the Subsidiary and the Company shall agree should be specified in the Certificate of Merger (the "Effective Time").

         2.4 Effect of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto and any other applicable laws, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, restrictions, disabilities and duties of the Company and the Subsidiary shall become the debts, liabilities, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 3. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; MERGER CONSIDERATION

         3.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of the Company Shares or any shares of capital stock of the Subsidiary:

         (a) Subsidiary Common Stock. Each share of Common Stock, par value $.01 per share, of the Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

         (b) Cancellation of Certain Shares of Company Common Stock. Each share of Company Common Stock that is owned by the Company, the Parent or by any subsidiary of the Company or the Parent shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

         (c) Conversion of the Company Shares. At the Effective Time, each Company Share (other than the Company Shares to be canceled in accordance with Section 3.1(b)) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Amount (the "Merger Consideration"). Upon such conversion, all such Company Shares shall be canceled and cease to exist, and each holder thereof shall cease to have any rights with respect thereto other than the right to receive the Merger Consideration paid in exchange therefor in accordance with the terms provided herein.

         (d) No Conversion of Dissenting Shares. Notwithstanding Section 3.1(c), if dissenters rights are available in connection with the Merger pursuant to Section 262 of the DGCL, shares of Company Common Stock held by a holder who has not voted in favor of the Merger and who, subject to and in accordance with Section 262 of the DGCL, has demanded and perfected such holder's right to an appraisal of such holder's shares of Company Common Stock and has not effectively withdrawn or lost the right to such appraisal ("Dissenting Shares"), shall not be converted into a right to receive the Merger Consideration, unless such holder withdraws or otherwise loses the right to appraisal for such holder's shares of Company Common Stock. If after the Effective Time such holder withdraws or loses the right to appraisal for such holder's shares of Company Common Stock, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger

Consideration payable in respect of such shares of Company Common Stock pursuant to Section 3.1(c).

         3.2     Payment of Merger Consideration.

         (a) Payment Agent. Prior to the expiration date of the Offer, the Parent shall designate a bank or trust company reasonably acceptable to the Company to act as payment agent in the Merger (the "Payment Agent"), and, from time to time, prior to or after the Effective Time, the Parent shall make available, or cause the Surviving Corporation to make available, to the Payment Agent cash in amounts and at the times necessary for the payment of the Merger Consideration (the "Payment Fund") upon surrender of certificates representing Company Common Stock as part of the Merger pursuant to Section 3.1.

         (b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Payment Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as the Parent may specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Payment Agent or to such other agent or agents as may be appointed by the Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 3.1. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

         (c) Termination of Payment Fund. If any portion of the Payment Fund remains undistributed to the holders of the Certificates for six months after the Effective Time, the Parent may require the Payment Agent to deliver such portion to the Parent, and any holders of the Certificates who have not theretofore complied with this Section 3 shall thereafter look only to the Parent for payment of the Merger Consideration.

         (d) No Liability. None of the Parent, the Surviving Corporation or the Payment Agent shall be liable to any person in respect of any of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         (e) Investment of Payment Fund. The Payment Agent shall invest such portions of the Merger Consideration as the Parent directs (it being understood that any and all interest earned on funds made available to the Payment Agent pursuant to this Agreement shall be the property of, and shall be turned over to, the Parent), provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of US$100 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise). The Merger Consideration shall not be used for any other purpose, except as provided in this Agreement.

         (f) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates in accordance with this Section 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, and, from and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Payment Agent for any reason, they shall be cancelled and exchanged as provided in this
Section 3.

         3.3 Certificate of Incorporation of Surviving Corporation. The Certificate of Incorporation of the Subsidiary, effective immediately following the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation from and after the Effective Time and until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that at the Effective Time of the Merger such Certificate of Incorporation shall be amended to change the Surviving Corporation's name as contemplated by Section 2.1.

         3.4 By-laws of Surviving Corporation. The By-laws of the Subsidiary shall be the By-laws of the Surviving Corporation from and after the Effective Time and until thereafter altered, amended or repealed in accordance with the DGCL, the Certificate of Incorporation of the Surviving Corporation and the said By-laws.

         3.5 Directors and Officers of Surviving Corporation. The directors and officers of the Subsidiary immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

SECTION 4.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to the Parent and the Subsidiary as follows:

         4.1 Organization, Existence and Good Standing. The Company is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted.

         4.2 Company Capital Stock. The Company's authorized capital consists of 15 million shares of Common Stock and 1.2 million shares of preferred stock, no par value (the "Preferred Stock") of which 3,000,758 shares of Common Stock and no shares of Preferred Stock are issued and outstanding as of the date of this Agreement. Pursuant to a Rights Agreement, dated as of May 21, 1997, as amended, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement"), the Company has issued to its stockholders certain rights (the "Rights") to purchase shares of Junior Participating Cumulative Preferred Stock of the Company, which Junior Participating Cumulative Preferred Stock is, under certain circumstances, convertible into Company Common Stock. There were 174,252 shares of Company Common Stock reserved for issuance upon exercise of outstanding Stock Options (as defined in Section 7.10) as of the date of this Agreement. All of the issued and outstanding Company Shares are duly and validly issued, fully paid and nonassessable. Except for the Rights Agreement or as set forth in Exhibit
4.2 to the Disclosure Schedule delivered to the Parent and the Subsidiary by the Company at the time of the execution and delivery of this Agreement (the "Company Disclosure Schedule"), there are no options, warrants, or similar rights granted by the Company or any other agreements to which the Company is a party providing for the issuance or sale by it of any additional securities which would remain in effect after the Effective Time. There is no liability for dividends declared or accumulated but unpaid with respect to any of the Company Shares.

         4.3     Subsidiaries.  (a)   Exhibit 4.3 to the Company Disclosure
Schedule lists all of the Company's subsidiaries (the "Company Subsidiaries") and states with respect to each Company Subsidiary, its jurisdiction of incorporation, its authorized and outstanding capital stock, and the ownership of its outstanding voting securities. Other than the Company Subsidiaries and except as described in such Exhibit 4.3, the Company does not own stock in and does not control, directly or indirectly, any other corporation, association or business organization, nor does the Company own an equity interest in, or control, directly or indirectly, any other joint venture or partnership.

         (b) Each Company Subsidiary is duly organized in its jurisdiction of organization, is validly existing and in good standing in that jurisdiction, and has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted.

         (c) Except as set forth in Exhibit 4.3 to the Company Disclosure Schedule, (i) all of the issued and outstanding shares of each Company Subsidiary are duly and validly issued, fully paid and nonassessable, and held of record and beneficially by the Company, and (ii) there are no options, warrants, or similar rights granted by the Company or any Company Subsidiary, or any other agreements to which the Company or any Company Subsidiary is a party, providing for the issuance or sale by the Company or any Company Subsidiary of any Company Subsidiary securities and which would remain in effect after the Effective Time.

         4.4 Foreign Qualifications. The Company and each Company Subsidiary is qualified to do business and is in good standing in each jurisdiction where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to so qualify would not have a material adverse effect on its business or operations.

         4.5 Power and Authority. Subject to the satisfaction of the conditions precedent set forth herein, the Company has the corporate power to execute, deliver and perform this Agreement and all agreements and other documents executed and delivered or to be executed and delivered by it pursuant to this Agreement, and, subject to the satisfaction of the conditions precedent set forth herein has taken all action required by its Certificate of Incorporation, By-laws or otherwise, to authorize the execution, delivery and performance of this Agreement and such related documents. Except as set forth in Exhibit 4.5 to the Company Disclosure Schedule, the execution and delivery of this Agreement does not and, subject to the receipt of required regulatory approvals (and, in the case of the Merger if less than 90% of the Company Shares are purchased in the Offer, Company stockholder approval) and any other required third-party consents or approvals, the consummation of the Offer and Merger will not, violate any provisions of the Certificate of Incorporation or By-laws of the Company or any provisions of, or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree, to which the Company is a party, or by which it is bound, or violate any restrictions of any kind to which they are subject which, if violated or accelerated would have a material adverse effect on the Company.

         4.6     SEC Filings; Financial Information.   (a)  The Company has
filed with the SEC and made available to the Parent all forms, reports and documents required to be filed with the SEC (the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

         (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated statements of income and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The unaudited Balance Sheet dated June 30, 1997 included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 is referred to as the "Company Balance Sheet."

         4.7 Contracts, etc. Exhibit 4.7 to the Company's Disclosure Schedule lists all of the Company's "Material Contracts," defined as all agreements to which the Company or any Company Subsidiary is a party or by which any of them is bound, and which, as of the date of this Agreement, (i) would be required to be filed as "material contracts" with the SEC pursuant to the Exchange Act, or (ii) under which the consequences of a default, nonrenewal or termination would have a material adverse effect on the Company (collectively, the "Material Contracts"). The Company has made the Material Contracts available to the Parent. Except as set forth in Exhibit 4.7 to the Company Disclosure Schedule, to the Company's knowledge:

         (a) All Material Contracts are (i) legally valid and binding in accordance with their terms, (ii) in full force and effect, and (iii) do not violate any federal, state or local law, rule, regulation or ordinance, and the Company has provided the Parent and the Subsidiary with copies of all such documents. All parties to the Material Contracts have complied with the provisions of the Material Contracts, except for such failures as do not, individually or in the aggregate, have a material adverse effect on the Company. No party is in default under any Material Contract, and no event has occurred which, but for the passage of time or the giving of notice or both, would constitute a default thereunder, except, in each case, where the invalidity of the Material Contract or the default or breach thereunder or thereof would not, individually or in the aggregate, have a material adverse effect on the Company. As of the date hereof, the Company has not received any notice of termination or cancellation or a request to renegotiate any Material Contract.

         (b) No Material Contract will, by its terms, terminate as a result of the transactions contemplated hereby or require any consent from any obligor thereto in order to remain in full force and effect immediately after the Effective Time, except for contracts or agreements which, if terminated, would not have a material adverse effect on the Company.

         (c) The Company has not granted any right of first refusal or similar right in favor of any third party with respect to any material portion of its properties or assets (excluding liens described in Section 4.8) or entered into any non-competition agreement or similar agreement restricting its ability to engage in any business in any location.

         4.8 Properties and Assets. The Company or one of the Company Subsidiaries owns or leases all of the real and personal property included in the Company Balance Sheet (except assets recorded under capital lease obligations and such property as has been disposed of during the ordinary course of the Company's business since the date of the Company Balance Sheet), free and clear of any liens, claims, charges, exceptions or encumbrances, except for those if any, which in the aggregate are not material and which do not materially affect the continued use of such property.

         4.9 Legal Proceedings. Except as listed in Exhibit 4.9 to the Company Disclosure Schedule, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company, at law or in equity, relating to or affecting the Company, that would reasonably be expected to have a material adverse effect on the Company or the transactions contemplated by this Agreement.

         4.10 Subsequent Events. Except as set forth in Exhibit 4.10 to the Company Disclosure Schedule or as contemplated by this Agreement, the Company has not, since the date of the Company Balance Sheet:

                 (a)      Incurred any material adverse change.

                 (b) Discharged or satisfied any material lien or encumbrance, or paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the Company Balance Sheet or (ii) liabilities incurred or due since the date of the Company Balance Sheet in the ordinary course of business, which discharge or satisfaction would have a material adverse effect on the Company.

                 (c) Increased or established any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a material adverse effect on the Company, except as may have been required due to income or operations of the Company since the date of the Company Balance Sheet.

                 (d) Mortgaged, pledged or subjected to any material lien, charge or other encumbrance any of the assets, tangible or intangible, which assets are material to the business or financial condition of the Company.

                 (e) Sold or transferred any of the assets material to the consolidated business of the Company, canceled any material debts owed to the Company or claims reflected as assets on the Company Balance Sheet, or waived any material rights, except in the ordinary course of business.

                 (f) Granted any general or uniform increase in the rates of pay of employees or any material increase in salary payable or to become payable by the Company to any officer or employee, consultant or agent (other than normal increases consistent with past practices), or by means of any bonus or pension plan, contract or other commitment, increased in a material respect the compensation of any officer, employee, consultant or agent.

                 (g) Except for this Agreement and any other agreement executed and delivered pursuant to this Agreement, entered into any material transaction other than in the ordinary course of business or permitted under other sections of this Agreement.

                 (h) Issued any stock (other than pursuant to the Stock Incentive Plans, as defined in Section 7.10), bonds or other securities or any options or rights to purchase any of its securities.

         4.11 Accounts Receivable. Since the date of the Company Balance Sheet, the Company has not changed any principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any material collection, discount or write-off policy or procedure. The Company is in compliance with the terms and conditions of all third-party payor arrangements relating to its accounts receivable, except to the extent that such noncompliance would not have a material adverse effect on the Company.

         4.12 Tax Matters. Except as set forth in Exhibit 4.12 to the Company Disclosure Schedule:

                 (a) Prior to its separation from FHP International Corporation ("FHP") on February 14, 1997, the responsibility for filing the Tax Returns of each of the Talbert Entities (as defined below in this Section 4.12) was administered by FHP, and subsequently by PacifiCare Health Systems, Inc. ("PacifiCare"). Except for any tax periods prior to February 15, 1997, and based upon the best knowledge of the officers of the Company:

                          (i) Each of the Talbert Entities (as defined below in this Section 4.12) has filed all Tax Returns (as defined below in this Section 4.12) that it was required to file. All such Tax Returns were materially correct and materially complete in all respects. All material Taxes (as defined below in this Section 4.12) owed by any of the Talbert Entities (whether or not shown on any Tax Return) have been paid. None of the Talbert Entities currently is the beneficiary of any extension of time within which to file any Tax Return. No material claim has ever been made by an authority in a jurisdiction where any of the Talbert Entities does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no material security interests on any of the assets of any of the Talbert Entities that arose in connection with any failure (or alleged failure) to pay any Tax.

                          (ii) Each of the Talbert Entities has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

                          (iii) There is no material dispute or claim concerning any Tax liability of any of the Talbert Entities either (A) claimed or raised by any authority in writing or
                 (B) as to which any of the officers (and employees responsible for Tax matters) of the Talbert Entities has knowledge based upon personal contact with any agent of such authority.

                          (iv) None of the Talbert Entities has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

                          (v) None of the Talbert Entities has filed a consent under Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code") concerning collapsible corporations. None of the Talbert Entities has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Except as set forth on
                 Exhibit 4.12(a) to the Company Disclosure Schedule, none of the Talbert Entities is a party to any Tax allocation or sharing agreement. Except as set forth on such Exhibit 4.12(a), none of the Talbert Entities has any liability for the Taxes of any person (other than any of the Talbert Entities) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

                          (vi) The unpaid Taxes of the Talbert Entities (A) did not, as of June 30, 1997, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Balance Sheet (or in any notes thereto) and (B) do not materially exceed that reserve as adjusted for the passage of time through the consummation of the Offer in accordance with the past custom and practice of the Talbert Entities in filing their Tax Returns.

                          (vii) As of February 28, 1997, the Company and the Company Subsidiaries did not have any receivables from or any liabilities payable to any of the other Talbert Entities.

                          (viii) As discussed in Section 6, the Company has made or will make available to the Parent all Tax Returns and tax records of the Talbert Entities (or copies of such returns or records) currently in possession of any of the Talbert Entities.

                 (b) With respect to the June 30, 1996 Tax Returns filed by FHP, the officers of the Company are not aware of any failure by FHP to include the Talbert Entities in its: (i) consolidated federal income tax return as members of an affiliated group within the meaning of Code Section 1504(a), (ii) California unitary return as members of a unitary group, (iii) Arizona combined return as members of a unitary business or (iv) combined Utah return as members of a unitary group.

                 (c) The officers of the Company are not aware of any material unrecorded liabilities for Taxes for any of the Talbert Entities nor any material unrecorded liabilities to FHP under the Tax Allocation Agreement listed in Exhibit 4.12 to the Company Disclosure Schedule for the periods preceding February 15, 1997.

                 (d) The officers of the Company are not aware of any Tax Returns due for the Talbert Entities for Tax periods preceding February 15, 1997 which FHP has not timely filed or caused to be filed.

                 (e) The Company shall use its reasonable efforts to obtain copies of all Tax returns (or portions of returns related to any of the Talbert Entities) filed on behalf of the Talbert Entities that are in the possession of PacifiCare or its related entities and shall make such available to the Parent prior to the Closing Date.

                 (f) Prior to February 14, 1997, the Company was dormant and had no material operations.

                 (g) To the Company's knowledge, FHP has never owned of record any shares of common stock of the Company.

                 (h) Definitions: "Talbert Entities" means the Company, Talbert Medical Management Corporation, Talbert Health Services Corporation. Robert Anderson, DDS, Inc. (CA), (dba Talbert Dental Group); James Brodahl, DDS, Inc. (CA), (dba Talbert Dental Group); Larry Kaban, DDS, Inc. (CA), (dba Talbert Dental Group); John Whitley, DDS, Inc. (CA), (dba Talbert Dental Group); Talbert Medical Group, Inc. (CA), (dba Talbert Medical Group); Talbert Medical Group, LTD.
         (NV); Talbert Dental Group, P.C. (AZ); Talbert Medical Group, P.C.
         (AZ); Talbert Dental Group, Inc. (UT); and Talbert Medical Group, Inc.
         (UT).

                 "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

                 "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

         4.13 Employee Benefit Plans; Employment Matters. (a) Except as set forth in Exhibit 4.13(a) to the Company Disclosure Schedule, the Company has neither established nor maintained nor is obligated to make contributions to or under or otherwise participate in (i) any bonus or other type of incentive compensation plan, program or arrangement (whether or not set forth in a written document), (ii) any pension, profit-sharing, retirement or other plan, program or arrangement, or (iii) any other employee benefit plan, fund or program, including, but not limited to, those described in Section 3(3) of ERISA. To the Company's knowledge, all such plans listed in such Exhibit 4.13(a) (individually, a "Company Plan" and collectively, the "Company Plans") have been operated and administered in all material respects in accordance with, as applicable, ERISA, the Code, the Age Discrimination in Employment Act of 1967, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws. To the Company's knowledge, no act or failure to act by the Company has resulted in a "prohibited transaction" (as defined in ERISA) with respect to the Company Plans that is not subject to a statutory or regulatory exception and that could have a material adverse effect on the Company. No "reportable event" (as defined in ERISA, but excluding any event for which notice is waived under the ERISA regulations) has occurred with respect to any of the Company Plans which is subject to Title IV of ERISA. The Company has not previously made, is not currently making, and is not obligated in any way to make, any contributions to any multi-employer plan within the meaning of the Multi-Employer Pension Plan Amendments Act of 1980.

         (b) Except as set forth in Exhibit 4.13(b) to the Company Disclosure Schedule, the Company is not a party to any oral or written (i) union, guild or collective bargaining agreement which agreement covers employees in the United States (nor is it aware of any union organizing activity currently being conducted in respect to any of its employees), (ii) agreement with any executive officer or other key employee the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Agreement and which provides for the payment of in excess of Twenty-Five Thousand Dollars ($25,000.00), or (iii) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (except as set forth in this Agreement).

         4.14    Compliance with Laws in General.  Except as set forth in
Exhibit 4.14 to the Company Disclosure Schedule, the Company has not received any notices of, nor to the best of its knowledge, have there been any, violations of any federal, state and local laws, regulations and ordinances relating to its business and operations that would have a material adverse effect on the Company, including, without limitation, the Occupational Safety and Health Act, the Americans with Disabilities Act, the Medicare or applicable Medicaid statutes and regulations, including billing and coding, and any Environmental Laws, and no notice of any pending inspection or violation of any such law, regulation or ordinance has been received by the Company which, if it were determined that a violation had occurred, would have a material adverse effect on the Company.

         4.15 Regulatory Approvals. Except as set forth in Exhibit 4.15 to the Company Disclosure Schedule, to the knowledge of the Company, the Company holds all licenses, certificates of need and other regulatory approvals required or necessary to be applied for or obtained in connection with its business as presently conducted or as proposed to be conducted, except where the failure to obtain such license, certificate of need or regulatory approval would not have a material adverse effect on the Company. All such licenses, certificates of need and other regulatory approvals relating to the business, operations and facilities of the Company are in full force and effect, except where any failure of such license, certificate of need or regulatory approval to be in full force and effect would not have a material adverse effect on the Company. Any and all past litigation concerning such licenses, certificates of need and regulatory approvals, and all claims and causes of action raised therein, has been finally adjudicated. No such license, certificate of need or regulatory approval has been revoked, conditioned (except as may be customary) or restricted, and no action (equitable, legal or administrative), arbitration or other process is pending, or to the best knowledge of the Company, threatened, which in any way challenges the validity of, or seeks to revoke, condition or restrict any such license, certificate of need, or regulatory approval. Subject to compliance with applicable securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), the consummation of the Merger will not violate any law or restriction to which the Company is subject which, if violated, would have a material adverse effect on the Company.

         4.16 Commissions and Fees. There are no valid claims for brokerage commissions or finder's or similar fees in connection with the transactions contemplated by this Agreement which may be now or hereafter asserted against the Parent or the Company resulting from any action taken by the Company or its officers, Directors or agents, or any of them, except for fees owed to Smith Barney Inc.

         4.17 No Untrue Representations. No representation or warranty by the Company in this Agreement, and no Exhibit or certificate issued by the Company and furnished or to be furnished to the Parent and the Subsidiary pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact in response to the disclosure requested, or omits or will omit to state a material fact necessary to make the statements or facts contained therein in response to the disclosure requested not misleading in light of all of the circumstances then prevailing.

         4.18 Amendment of Rights Agreement. The Rights Agreement has been duly and validly amended to the extent necessary to permit the Parent and the Subsidiary to perform their obligations under this Agreement and consummate the transactions contemplated hereby.

         4.19 14D-1 Information. The information supplied, and to be supplied to, the Parent in writing by the Company for inclusion in the Parent's
Schedule 14D-1 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.       REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE
                 SUBSIDIARY

         Each of the Parent and the Subsidiary hereby, jointly and severally, represent and warrant to the Company as follows:

         5.1 Organization, Existence and Good Standing of the Parent and Subsidiary.

         (a) The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Parent has all necessary corporate power and authority to own its properties and assets and to carry on its business as presently conducted. The Parent is qualified to do business and is in good standing in each jurisdiction where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to be so qualified or be in good standing would not have a material adverse effect.

         (b) The Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Subsidiary's authorized capital consists of 1,000 shares of Common Stock, par value $.01 per share, all of which shares are validly issued and outstanding, fully paid and registered in the name of and owned by the Parent free and clear of all liens, claims and encumbrances. The Subsidiary has all necessary corporate power and authority to own its properties and assets and to carry on its business as presently conducted. The Subsidiary is qualified to do business and is in good standing in each jurisdiction where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to be so qualified or be in good standing would not have a material adverse effect.

         5.2     Power and Authority; Non-Contravention.

         (a) Each of the Parent and the Subsidiary has all necessary corporate power and authority to execute, deliver and perform this Agreement and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to this Agreement, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all actions required by law, its Certificate of Incorporation, its By-laws or otherwise, to authorize the execution and delivery of this Agreement and such related documents. The Agreement has been duly and validly executed and delivered by the Parent and the Subsidiary and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of them, enforceable in accordance with its terms.

         (b) The execution and delivery of this Agreement does not and, subject to compliance with the HSR Act, the consummation of the transactions contemplated hereby will not, violate any provisions of the Certificate of Incorporation or By-laws of either the Parent or the Subsidiary, or any agreement, instrument, order, judgment or decree to which the Parent or the Subsidiary is a party or by which either is bound, violate any restrictions of any kind to which the Parent or the Subsidiary is subject, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of the Subsidiary.

         5.3 Brokers. There are no claims for brokerage commissions, investment bankers' fees or finder's fees in connection with the transaction contemplated by this Agreement resulting from any action taken by either the Parent or the Subsidiary or any of its officers, directors or agents, except for fees owed to NationsBanc Capital Markets, Inc.

         5.4 No Subsidiaries. The Subsidiary does not own stock in, and does not control directly or indirectly, any other corporation, association or business organization. The Subsidiary is not a party to any joint venture or partnership.

         5.5 Legal Proceedings. There are no actions, suits or proceedings pending or threatened against either the Parent or the Subsidiary, that could reasonably be expected to have a material adverse effect on the ability of the Parent or the Subsidiary to consummate the transactions contemplated by this Agreement.

         5.6 No Contracts or Liabilities. The Subsidiary was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Other than the obligations created under this Agreement, the Subsidiary has no obligations or liabilities (contingent or otherwise) under any contracts, claims, leases, loans or otherwise.

         5.7 Available Funds. The Parent has funds available sufficient to consummate the Offer and the Merger on the terms contemplated by this Agreement. The Parent and the Subsidiary acknowledge, however, that they are in any case obligated to accept for payment and promptly pay for all Company Shares validly tendered pursuant to the Offer, subject to the conditions of the Offer, and to consummate the Merger as contemplated by this Agreement.

         5.8 The Parent to Cause Subsidiary to Perform. The Parent shall cause the Subsidiary to fulfill the Subsidiary's covenants and obligations under this Agreement.

         5.9 Other Transactions. The Parent and its affiliates are not engaged in, or intending to engage in or announce, prior to the Effective Time, any other acquisition or similar transaction in the markets served by the Company and the Company Subsidiaries.

         5.10 14D-9 Information. The information supplied, and to be supplied, to the Company in writing by the Parent and the Subsidiary for inclusion in the Company's Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         5.11 Company Shares. Neither the Parent nor any of its affiliates holds as of the date of this Agreement, or shall hold at any time prior to the consummation of the Offer, any Company Shares.

SECTION 6.       ACCESS TO INFORMATION AND DOCUMENTS

         6.1 Access to Information. Between the date hereof and the Closing Date, the Company will give to the Parent and its counsel, accountants and other representatives reasonable access to all the Company's properties, documents, contracts, personnel files and other records and shall furnish the Parent with copies of such documents and with such information with respect to the Company's affairs as the Parent may from time to time reasonably request. The Company will disclose and make available to the Parent and its representatives all books, contracts, accounts, personnel records, letters of intent, papers, records, communications with regulatory authorities and other documents relating to the business and operations of the Company. In addition, the Company shall make available to the Parent all such banking, investment and financial information as shall be necessary to allow for the efficient integration of the Company's banking, investment and financial arrangements with those of the Parent at the Effective Time.

         6.2 Return of Records. If the transactions contemplated hereby are not consummated and this Agreement terminates, each party agrees to promptly return all documents, contracts, records or properties of the other party, all copies thereof furnished pursuant to this Section 6 or otherwise, and all copies thereof made by or for the receiving party, and agrees to promptly destroy any analyses, evaluations, compilations or other materials derived from such documents. All information disclosed by any party or any affiliate or representative of any party shall be deemed to be "Evaluation Material" under the terms of the Confidentiality Agreement, dated July 23, 1997, between the Company and the Parent (the "Confidentiality Agreement").

         6.3 Effect of Access. Nothing contained in this Section 6 shall be deemed to create any duty or responsibility on the part of either party to investigate or evaluate the value, validity or enforceability of any contract, lease or other asset included in the assets of the other party. With respect to matters as to which any party has made express representations or warranties herein, the parties shall be entitled to rely upon such express representations and warranties irrespective of any investigations made by such parties, except to the extent that such investigations result in actual knowledge of the inaccuracy or falsehood of particular representations and warranties.


SECTION 7.       COVENANTS

         7.1 Preservation of Business. From the date of this Agreement, the Company will use its commercially reasonable best efforts to preserve the business organization of the Company intact, to keep available to the Parent and the Surviving Corporation the services of the present employees of the Company, and to preserve for the Parent and the Surviving Corporation the goodwill of the suppliers, customers and others having business relations with the Company.

         7.2 Material Transactions. Prior to the Effective Time, the Company will not (other than as contemplated by the terms of this Agreement and the related documents, other than in the ordinary course of business and consistent with prior practice, and other than with respect to transactions for which binding commitments have been entered into prior to the date hereof and transactions described in Exhibit 7.2 to the Company Disclosure Schedule which do not vary materially from the terms set forth on such Exhibit 7.2), without first obtaining the written consent of the Parent, which consent shall not be unreasonably withheld:

                 (a) Encumber any material asset or enter into any material transaction or make any material contract or commitment relating to the properties, assets and business of the Company, other than in the ordinary course of business or as otherwise disclosed herein.

                 (b) Enter into any employment contract which is not terminable upon notice of 30 days or less, at will, and without penalty to the Company except as provided herein.

                 (c) Enter into any contract or agreement (i) which cannot be performed within three months or less, or (ii) which involves the expenditure of over One Hundred Thousand Dollars ($100,000).

                 (d) Make any payment or distribution to the trustee under any bonus, pension, profit-sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with the Company's usual past practice, or, except as required pursuant to the Employee Benefits and Compensation Allocation Agreement dated as of February 14, 1997 between the Company and FHP, make any payment or contributions or incur any obligation pursuant to or in respect of any other plan or contract or arrangement providing for bonuses, executive incentive compensation, pensions, deferred compensation, retirement payments, profit-sharing or the like, establish or enter into any such plan, contract or arrangement, or terminate any plan.

                 (e) Extend credit to anyone, except in the ordinary course of business consistent with prior practices.

                 (f) Guarantee the obligation of any person, firm or corporation other than the Talbert Entities, except in the ordinary course of business consistent with prior practices.

                 (g)      Amend its Certificate of Incorporation or By-laws.

                 (h) Take any action described in Section 4.10(b) to 4.10(h), inclusive.

         7.3 Exemption from State Takeover Laws. The Company shall take all reasonable steps necessary and within its power to exempt the Offer and the Merger from the requirements of any state takeover statute or other similar state law which would prevent or impede the consummation of the transactions contemplated hereby.

         7.4 Public Disclosures. The Parent and the Company will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or requirements of the NYSE or NASDAQ. The parties shall issue a joint press release, mutually acceptable to the Parent and the Company, promptly upon execution and delivery of this Agreement.

         7.5 Resignation of Company Directors. At the Effective Time, the Original Directors shall be deemed to have resigned.

         7.6 Notice of Subsequent Events. Each party hereto shall notify the other parties of any changes, additions or events of which they have knowledge which would cause any material change in or material addition to any Exhibit to its Disclosure Schedule delivered by the notifying party under this Agreement, promptly after the occurrence of the same. If the effect of such change or addition would, individually or in the aggregate with the effect of changes or additions previously disclosed pursuant to this Section 7.6, constitute a material adverse effect on the notifying party, the non-notifying party may, within ten days after receipt of such notice and so long as Company Shares have not been purchased in the Offer, elect to terminate this Agreement. If the non-notifying party does not give written notice of such termination within such 10-day period, the non-notifying party shall be deemed to have consented to such change or addition and shall not be entitled to terminate this Agreement by reason thereof.

         7.7 No Solicitations. The Company shall not, directly or indirectly, furnish information and access, in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group, participate in discussions and negotiate with such corporation, partnership, person or other entity or group concerning any proposal to acquire such party upon a merger, purchase of assets, purchase of or tender offer for shares of its Common Stock or similar transaction (an "Acquisition Transaction"). Notwithstanding the foregoing, if prior to the acceptance for payment of Company Shares pursuant to the Offer, the Board of Directors, after receiving advice from outside legal counsel to the Company, determines that a failure to act would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, the Company may (i) furnish information about and access to the Company to any third party in response to an unsolicited request pursuant to a confidentiality agreement with terms and conditions similar to the Confidentiality Agreement, (ii) participate in discussions and negotiations regarding any potential Acquisition Transaction, and/or (iii) terminate this Agreement. The Company shall notify the Parent of any unsolicited request for information and access in connection with a possible Acquisition Transaction involving such party, such notification to include the identity of such third party and the proposed material terms of such possible Acquisition Transaction.

         7.8 Other Actions. Subject to the provisions of Section 7.6 hereof, none of the Company, the Parent and the Subsidiary shall knowingly or intentionally take any action, or omit to take any action, if such action or omission would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Offer set forth in this Agreement not being satisfied, or (unless such action is required by applicable law) which would materially adversely affect the ability of the Company or the Parent to obtain any consents or approvals required for the consummation of the Offer or the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation or (unless such action is permitted by Section 7.7) which would otherwise materially impair the ability of the Company or the Parent to consummate the Offer and the Merger in accordance with the terms of this Agreement or materially delay such consummation.

         7.9 Cooperation. (a) The Parent, the Subsidiary and the Company shall together, or pursuant to an allocation of responsibility agreed to between them, (i) cooperate with one another in determining whether any filings required to be made or consents required to be obtained in any jurisdiction prior to the Effective Time in connection with the consummation of the transactions contemplated hereby and cooperate in making any such filings promptly and in seeking to obtain timely any such consents, (ii) cooperate with one another in coordinating the plan devised by the Parent for the swift integration of the Company and the Company Subsidiaries with the operations of the Parent as soon as practicable after the Effective Time, (iii) use their respective best efforts to cause to be lifted any injunction prohibiting the Merger, or any part thereof, or the other transactions contemplated hereby, and
(iv) furnish to one another and to one another's counsel all such information as may be required to effect the foregoing actions.

         (b) Subject to the terms and conditions herein provided, and unless this Agreement shall have been validly terminated as provided herein, each of the Parent, the Subsidiary and the Company shall use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party (or any subsidiaries or affiliates of such party) with respect to this Agreement and to consummate the transactions contemplated hereby and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries or affiliates in connection with this Agreement and the transactions contemplated hereby. Each of the Parent, the Subsidiary and the Company will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, either of them or any of their subsidiaries or affiliates in connection with the foregoing.

         7.10 Additional Agreements Regarding Benefit Plans. (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Incentive Plans (as defined below)) shall adopt such resolutions or take such other actions (if any) as are required to provide that each outstanding stock option to purchase shares of Company Common Stock (a "Stock Option") heretofore granted under any stock option or stock purchase plan, program or arrangement or other option agreement or contingent stock grant plan of the Company or any of its subsidiaries (collectively, the "Stock Incentive Plans") shall be accelerated so as to be fully exercisable on or prior to the consummation of the Offer, and the Company shall assure that (i) any Stock Options (other than options granted under Article 7 of the Talbert Medical Management Holdings Corporation 1996 Stock Incentive Plan) may be exercised and the corresponding Company Common Stock be available to be tendered pursuant to the Offer, except to the extent that such tender could result in short-swing profit liability under Section 16 of the Exchange Act, (ii) Stock Options granted under Article 7 of the Talbert Medical Management Holdings Corporation 1996 Stock Incentive Plan, except for any Stock Option granted within six months of the termination of such Stock Option, shall be fully exercisable on consummation of the Offer and prior to any of the resignations contemplated pursuant to Section 1.3, and
(iii) any Stock Options not tendered that remain outstanding immediately after the consummation of the Offer shall no later than immediately prior to the consummation of the Merger, be converted into, surrendered in exchange or otherwise settled for an amount in cash from the Company, payable at the time of such conversion, exchange or settlement, equal to the product of (x) the number of shares of Company Common Stock then subject to the Stock Option and
(y) the excess of the Per Share Amount over the per share exercise price of the Stock Option, subject, in each case to any applicable withholding taxes. A listing of all outstanding Stock Options as of August 14, 1997, showing the portions of such Stock Options that are exercisable as of such date, the dates upon which such Stock Options expire and the exercise price of such Stock Options, is set forth in Exhibit 7.10 of the Company Disclosure Schedule.

         (b) All Stock Incentive Plans shall terminate as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of a Stock Option or any participant in any Stock Incentive Plan shall have any right thereunder to acquire any capital stock of the Company, the Parent or the Subsidiary.

         (c) All service credited to each employee by the Company through the Effective Time shall be recognized by the Parent for all purposes, including for purposes of eligibility, vesting and benefit accruals under any employee benefit plan provided by the Surviving Corporation or the Parent for the benefit of the employees; provided, however, that, to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by the Surviving Corporation or the Parent may be reduced by amounts payable under similar Company plans with respect to the same periods of service.

         (d) The Parent hereby agrees not to take any action, or omit to take any action, that would cause the Surviving Corporation not to honor (without modification) and assume the employment agreements, executive termination agreements and individual benefit arrangements listed in Exhibit 4.13(a) to the Company Disclosure Schedule, all as in effect on the date hereof or as amended after the date hereof with the Parent's consent pursuant to
Section 7.2.

         (e) To provide bonuses for certain employees who do not participate in the Company's Management Incentive Program, and to reward them for staying with the Company to facilitate the transactions contemplated by this Agreement, the Parent shall contribute US $923,000 to be paid to the employees, and in the amounts, listed in the schedule attached to the letter agreement of even date herewith between the Company and the Parent. These respective amounts shall be paid on January 1, 1998 to the listed employees then employed by the Surviving Corporation or any of its affiliates. If any listed employee is terminated before

January 1, 1998, other than for cause, he or she will be paid the designated amount on the effective date of termination.

         (f) The Parent hereby agrees to cause the Company and the Surviving Corporation to pay, at the time of the consummation of the Offer, to each employee currently participating in the Company's Management Incentive Program cash awards in the amounts listed on the schedule attached to the letter agreement of even date herewith between the Company and the Parent.

         7.11 Physician Warrants. As soon as possible following the purchase of Company Shares pursuant to the Offer, the Parent shall offer to those physicians who are employed by Talbert Medical Group, Inc. (CA) (dba Talbert Medical Group), Talbert Medical Group, Ltd. (NV), Talbert Medical Group, P.C. (AZ), or Talbert Medical Group, Inc. (UT) and who are designated by the Company before such purchase warrants to purchase the common stock of the Parent (the "Warrants"). The Warrants shall be issued pursuant to Warrant Agreements in substantially the form attached as Exhibit 7.11. Promptly following the purchase of Company Shares in the Offer, the Parent shall cause the offer and sale of the Warrants to be registered under the Securities Act of 1933.

         7.12 Indemnification and Insurance. (a) The Parent and the Subsidiary agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors, officers, employees and agents (the "Indemnified Parties") of the Company and its subsidiaries as provided in their respective articles of incorporation or by-laws (or similar organizational documents) shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years. From and after the Effective Time and for a period of not less than six years thereafter, the Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless any and all Indemnified Parties to the full extent such persons may be indemnified under applicable law, their respective certificates of incorporation or by-laws (or similar organizational documents) or pursuant to indemnification agreements as in effect on the date of this Agreement for acts or omissions occurring at or prior to the Effective Time, and the Parent shall, or shall cause the Surviving Corporation to, advance litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions to the extent permitted by law or as otherwise provided by the respective terms and provisions of such certificates of incorporation, by-laws, similar documents or indemnification agreements as in effect on the date hereof.

         (b) For not less than four years from the Effective Time, the Parent shall cause to be maintained in effect directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to the Parent) on terms (including coverage amounts) comparable to those now applicable under the current Company policy; provided, however, that in no event shall the Parent be required to pay a premium in any one year in an amount in excess of 175% of the annual premium paid by the Company (which annual premium the Company represents and warrants to be approximately US$282,000); and provided further that if the annual premiums of such insurance coverage exceed such amount, the Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

         (c) This Section 7.12 shall survive the consummation of the Merger, is intended to benefit the Company, the Parent, the Surviving Corporation and the Indemnified Parties, and shall be binding on all successors and assigns of the Parent and the Surviving Corporation.

         7.13 Antitrust. The Parent, the Subsidiary and the Company shall take such actions as may be necessary to obtain any governmental consents, orders or approvals required for the consummation of the Offer and the Merger, or to avoid the imposition of any prohibition or the seeking of any restraining order or similar act. Such actions may include the making of filings and requests for extensions and waivers. Such actions may also include the sale or other disposition of assets.

         7.14 Share Repurchase. Before the Closing Date and after the purchase of Company Shares pursuant to the Offer, the Company shall, and the Parent shall cause the Company to, purchase, for a cash consideration equal to the Per Share Amount, from any current or former director or officer of the Company whose service with the Company is terminated for any reason between the consummation of the Offer and the Closing Date, all shares of Company Common Stock held by any such individual who desires so to sell such shares, promptly upon delivery to the Company of the certificates therefor for cancellation.


SECTION 8.       TERMINATION, AMENDMENT AND WAIVER

         8.1 Termination. This Agreement may be terminated at any time prior to the purchase of Company Shares pursuant to the Offer:

         (a) by mutual written consent of the Parent, the Subsidiary and the Company;

         (b)     by either the Parent or the Company;

                 (i) if a United States federal or state court of competent jurisdiction or other United States federal or state governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Offer (or the acceptance of or payment for Company Shares) or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement shall have used all reasonable efforts to remove such order, decree, ruling or other action;

                 (ii) if, before the purchase of Company Shares in the Offer, there is, or is discovered, a material breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement that cannot be or has not been cured within 10 days after the occurrence or discovery of such breach by the breaching party, whichever is later (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement);

         (c) by the Company if the Parent and the Subsidiary fail to commence the Offer in accordance with this Agreement, or if the Offer expires without the purchase of Company Shares pursuant to the Offer; or

         (d) by the Company under the circumstances described in the second sentence of Section 7.7.

         8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the provisions of Sections 6.2, 7.4, 8.2 and 8.6, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

         8.3 Amendment. This Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the holders of the Company Shares; provided, however, that after such approval, there shall be made no amendment that pursuant to Section 251(d) of the DGCL requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

         8.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of
Section 8.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

         8.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 8.3, or an extension or waiver pursuant to
Section 8.4 shall, in order to be effective, require in the case of each of the Parent, the Subsidiary and the Company, action by its Board of Directors or the duly authorized designee of the Board of Directors. Once the Subsidiary's designees are appointed or elected to the Board of Directors of the Company as provided in Section 1.3, the affirmative vote of the Original Directors shall be required for the Company to agree to any such termination, amendment, extension or waiver.

         8.6 Termination Fee; Expenses. In the event of a termination of this Agreement by the Company pursuant to Section 8.1(d), the Company shall pay to the Parent, in immediately available funds, the sum of $8 million and shall promptly reimburse upon demand therefor (up to a maximum amount of $2 million) all documented out-of-pocket expenses incurred by Parent and Subsidiary in connection with the transactions contemplated by this Agreement. In the event that Company Shares are not purchased pursuant to the Offer, the Parent shall pay to the Company, in immediately available funds, the sum of $8 million and shall promptly reimburse upon demand therefor (up to a maximum amount of $2 million) all documented out-of-pocket expenses incurred by the Company in connection with the transactions contemplated by this Agreement, unless such failure to purchase Company Shares is (i) attributable solely to an event of the kind described in Section 8.1(b)(i) that is not the result of any action or inaction by the Parent or the Subsidiary which constitutes a breach of this Agreement, (ii) attributable solely to Parent's valid termination of this Agreement pursuant to Section 8.1(b)(ii) by reason of the Company's breach of a representation, warranty, covenant or agreement set forth in this Agreement, or
(iii) attributable solely to a failure of a condition set forth in Exhibit 1.1 by reason of any act, event or circumstance that is beyond the control of the Parent and the Subsidiary. Notwithstanding this Section 8.2, no payment of the fee contemplated by this Section 8.6 shall relieve any party to this Agreement from liability to another for its willful and material breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement. Except as otherwise required by the preceding sentences of this
Section 8.6, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

SECTION 9.       CONDITIONS TO THE CLOSING

         9.1 Mutual Conditions. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived in writing by the Parent, the Subsidiary and the Company, to the extent permitted by applicable law):

         (a) None of the Parent, the Subsidiary or the Company nor any of their respective subsidiaries shall be subject to any order, decree or injunction by a United States federal or state court of competent jurisdiction which prevents the consummation of the Merger.

         (b) No statute, rule or regulation shall have been enacted or promulgated by the government or any governmental agency of the United States or any state that prohibits the consummation of the Merger.

         (c) The Subsidiary shall have purchased and paid for Company Shares pursuant to the Offer.

         (d) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

         (e) If required by law, the holders of shares of the Company Common Stock shall have approved the adoption of this Agreement.

SECTION 10.      MISCELLANEOUS

         10.1 Nonsurvival of Representations and Warranties. None of the Company's representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the purchase of Company Shares in the Offer. All covenants and agreements set forth in this Agreement shall survive in accordance with their terms.

         10.2 Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier to the parties hereto at the following addresses, or at such other address as a party may advise the other in writing from time to time:

                 If to the Parent or the Subsidiary:

                          MedPartners, Inc.
                          3000 Galleria Tower
                          Suite 1000
                          Birmingham, Alabama 35244
                          Attention:  President
                          Fax:  (205) 733-4154

                 with a copy to:

                          Haskell Slaughter & Young, L.L.C.
                          1200 AmSouth/Harbert Plaza
                          1901 Sixth Avenue North
                          Birmingham, Alabama 35244
                          Attention:  Robert E.L. Garner, Esq.
                          Fax:  (205) 324-1133

                 If to the Company:

                          Talbert Medical Management Holdings Corporation 3540 Howard Way
                          Costa Mesa, California  92626
                          Attention:  President
                          Fax:  714-436-4860
                 with a copy to:

                          O'Melveny & Myers LLP
                          400 South Hope Street
                          Los Angeles, CA  90071
                          Attention:  C. James Levin, Esq.
                          Fax:  213-669-6407

         All such communications shall be deemed to have been delivered on the date of hand delivery or on the next business day following the deposit of such communications with the overnight courier.

         10.3 Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

         10.4 Governing Law. This Agreement shall be interpreted, construed and enforced with the laws of the State of Delaware, applied without giving effect to any conflicts-of-law principles.

         10.5 Knowledge. "To the knowledge", "to the best knowledge, information and belief", or any similar phrase shall be deemed to refer to the knowledge of the Chief Executive Officer or Chief Financial Officer of a party and to include the assurance that such knowledge is based upon a reasonable investigation, unless otherwise expressly provided.

         10.6 Material Adverse Change or Material Adverse Effect. "Material adverse change" or "material adverse effect" means, when used in this Agreement or Exhibit 1.1 hereto in connection with the Company or the Parent, any change, effect, event or occurrence that has, or is reasonably likely to have, individually or in the aggregate, a material adverse impact on the business or financial position of such party and its subsidiaries and other controlled entities identified herein or in any Schedule or Disclosure Schedule delivered pursuant to this Agreement, including the subsidiaries and other entities, taken as a whole; provided, however, that "material adverse change" and "material adverse effect" shall be deemed to exclude the impact of (i) changes in generally accepted accounting principles, (ii) changes in applicable law,
(iii) changes or effects of any kind that impact the party's industry generally or, as to the Company, Southern California, (iv) changes in Medicare reimbursement rates, (v) changes or effects that are reasonably expected to have only short-term impacts on the party, (vi) changes or effects arising from the announcement of this Agreement or from any party's performance under this Agreement, and (vii) any changes resulting from any restructuring or other similar charges or write-offs taken by the Company with the consent of the Parent.

         10.7 Hazardous Materials. The term "Hazardous Materials" means any material which has been determined by any applicable governmental authority to be harmful to the health or safety of human or animal life or vegetation, regardless of whether such material is found on or below the surface of the ground, in any surface or underground water, airborne in ambient air or in the air inside any structure built or located upon or below the surface of the ground or in building materials or in improvements of any structures, or in any personal property located or used in any such structure, including, but not limited to, all hazardous substances, imminently hazardous substances, hazardous wastes, toxic substances, infectious wastes, pollutants and contaminants from time to time defined, listed, identified, designated or classified as such under any Environmental Laws (as defined in Section 10.8 regardless of the quantity of any such material).

         10.8 Environmental Laws. The term "Environmental Laws" means any federal, state or local statute, regulation, rule or ordinance, and any judicial or administrative interpretation thereof, regulating the use, generation, handling, storage, transportation, discharge, emission, spillage or other release of Hazardous Materials or relating to the protection of the environment.

         10.9 Captions. The captions or headings in this Agreement are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Agreement.

         10.10 Entire Agreement. This Agreement, the Company Disclosure Schedule, the Exhibits attached hereto and the Confidentiality Agreement contain the entire agreement of the parties and supersede any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby.

         10.11 Counterparts. This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

         10.12 Binding Effect. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and, except as contemplated by Sections 1.3(b), 7.10, 7.11, 7.12 and 7.14, no other person shall acquire or have any right under or by virtue of this Agreement. No party may assign any right or obligation hereunder without the prior written consent of the other parties.

         10.13 No Rule of Construction. The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Agreement.

         IN WITNESS WHEREOF, the Parent, the Subsidiary and the Company have caused this Agreement to be executed by their respective duly authorized officers, all as of the day and year first above written.

                                       MEDPARTNERS, INC.

                                       By /s/ LARRY R. HOUSE
                                         ---------------------------------------
                                            Larry R. House
                                            Chairman and Chief Executive
                                            Officer

                                       TALMED MERGER CORPORATION

                                       By /s/ LARRY R. HOUSE
                                         ---------------------------------------
                                            Larry R. House
                                            Chairman of the Board

                                       TALBERT MEDICAL MANAGEMENT
                                       HOLDINGS CORPORATION

                                       By /s/ JACK D. MASSIMINO
                                         ---------------------------------------
                                            Jack D. Massimino
                                            President and CEO

                                  EXHIBIT 1.1

                            CONDITIONS OF THE OFFER

         Notwithstanding any other term of the Offer or the Agreement, the Subsidiary shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Subsidiary's obligation to pay for or return tendered shares of Company Common Stock after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of Company Common Stock which would constitute not less than 51% (determined on a fully diluted basis) of the outstanding shares of Company Common Stock (the "Minimum Condition"), and (ii) any waiting period under the HSR Act applicable to the purchase of shares of Company Common Stock pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other terms of the Offer or the Agreement, the Subsidiary shall not be required to accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Agreement and before the acceptance of such shares for payment, any of the following events shall occur (other than as a result of any action or inaction of the Parent or any of its subsidiaries which constitutes a breach of the Agreement):

                 (a) there shall have been entered any order, preliminary or permanent injunction, decree, judgment or ruling in any suit, action or proceeding that (i) makes illegal or otherwise directly or indirectly restrains or prohibits the acquisition by the Parent or the Subsidiary of any shares of Company Common Stock under the Offer or the making or consummation of the Offer or the Merger, the performance by the Company of any of its obligations under this Agreement or the consummation of any purchase of Company Common Stock contemplated hereby, (ii) prohibits or limits the ownership or operation by the Company, the Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or the Parent and its subsidiaries, taken as a whole, or compels the Company or the Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or the Parent and its subsidiaries, taken as a whole, as a result of the Offer or the Merger, (iii) imposes material limitations on the ability of the Parent or the Subsidiary to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock accepted for payment pursuant to the Offer including, without limitation, the right to vote such Company Common Stock on all matters properly presented to the stockholders of the Company or (iv) prohibits the Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole; or

                 (b) there shall be any law enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that results, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

                 (c) there shall have occurred any material adverse change to the Company; or

                 (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to the Parent or the Subsidiary its approval or recommendation of the Offer, the Merger or this Agreement, or approved or recommended any other acquisition proposal or (ii) the Company shall have entered into any agreement to consummate any acquisition proposal; or

                 (e) any of the representations and warranties of the Company set forth in the Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any respect that is reasonably likely to have a material adverse effect, in each case at the date of the Agreement and at the scheduled expiration of the Offer; or

                 (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under this Agreement; or

                 (g) there shall have occurred and be continuing to exist for at least three business days (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a material adverse effect or to materially adversely affect the Parent's or the Subsidiary's ability to complete the Offer or the Merger or materially delay the consummation of the Offer, the Merger or both or (iv) in case of any of the foregoing existing on the date of this Agreement, material acceleration or worsening thereof; or

                 (h) the Agreement shall have been terminated in accordance with its terms.

         Subject to the provisions of the Agreement, the foregoing conditions are for the sole benefit of the Parent and may, subject to the terms of the Agreement, be waived by the Subsidiary and the Parent in whole or in part at any time and from time to time in their sole discretion. The failure by the Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement to which this Exhibit 1.1 is a part.